UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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LEE ENTERPRISES, INCORPORATED
(Name of Registrant as Specified in Its Charter)

MNG ENTERPRISES, INC. MNG INVESTMENT HOLDINGS, LLC STRATEGIC INVESTMENT OPPORTUNITIES LLC ALDEN GLOBAL CAPITAL LLC HEATH FREEMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 22, 2022

STRATEGIC INVESTMENT OPPORTUNITIES LLC

__________________, 2022

Dear Fellow Lee Stockholders:

Strategic Investment Opportunities LLC (“Opportunities”), an affiliate of Alden Global Capital LLC (“Alden”), and the other participants in this solicitation (collectively, the “Stockholder Group” or “we”) are significant stockholders of Lee Enterprises, Incorporated, a Delaware corporation (“Lee” or the “Company”), and beneficially own in the aggregate 371,117 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company, constituting approximately 6.2% of the shares of Common Stock outstanding.

As a significant investor in American newspapers, with platforms including MediaNews Group, Inc. and Tribune Publishing Company, and as a long-term investor in the Company, we have demonstrated a long-standing commitment to investment in the local newspaper business and serving communities with robust independent journalism over the long term. We believe the Company and its news and information platform have untapped potential and, with the right enhanced strategy and improved leadership, can provide significant value for stockholders while improving the quality of journalism for readers and subscribers. Unfortunately, the current Board of Directors’ (the “Board”) decision to prioritize their own interests over the interests of the Company and its stockholders by invalidating our highly qualified director nominees confirms our belief that the current Board lacks the commitment to good corporate governance and has very little, if any, regard for the stockholder franchise.

Fortunately, we, as stockholders, have another voting platform at the Annual Meeting to demonstrate our severe dissatisfaction with the current Board and the highly problematic and value destructive status quo at Lee. Accordingly, we are seeking your support to vote WITHHOLD on the re-election of Mary E. Junck and Herbert W. Moloney III as directors at the Annual Meeting, the two directors whom we believe are most responsible for the Company’s history of poor performance and poor governance. By voting WITHHOLD on Ms. Junck’s and Mr. Moloney’s re-election, stockholders will be sending a strong message to the Board that they are dissatisfied with the status quo and that meaningful Board and leadership changes are required at the Company.

Your WITHHOLD vote on the election of these two incumbent directors will serve as a referendum on directors Junck and Moloney for their poor stewardship of stockholder value and unfair enrichment at our expense. Importantly, despite the Board’s best efforts to eliminate corporate democracy at this year’s Annual Meeting, we still have an important opportunity to have our voices heard.

We are seeking stockholder support to compel the resignations of Ms. Junck and Mr. Moloney for their lead roles in overseeing Lee’s poor corporate governance practices and the Company’s significant underperformance since the acquisition of Berkshire Hathaway's BH Media Group publications. Ms. Junck and Mr. Moloney have each served on the Board for extremely long tenures of over 20 years, and have both been re-nominated by the Board in apparent contravention of the Company’s own director retirement policy set forth in its Corporate Governance Guidelines. In addition, on top of currently serving as Chair of the Board, Ms. Junck previously served as CEO and Executive Chair of the Company, while Mr. Moloney currently serves as lead independent director and as a member or Chair of each of the Board’s four main committees. Further, Ms. Junck also serves as Chair of the Executive Committee of the Board, which includes Mr. Moloney and President and CEO Kevin D. Mowbray. Given their positions on the Board and its committees, Ms. Junck and Mr. Moloney exercise a high degree of control over the Board and, when coupled with their excessively lengthy tenures, we believe Ms. Junck and Mr. Moloney should bear much of the responsibility for the Company’s underperformance and entrenched governance practices.

We note that the Company’s Corporate Governance Guidelines include a director retirement policy effective if a director would be age 70 or older at the time of the election, subject to waiver in “extraordinary circumstances”. Both Ms. Junck and Mr. Moloney will be at or past the retirement age at the time of the Annual Meeting, however, despite their re-nomination being in clear contravention of the Company’s own policies, the Company has decided to re-nominate both of these directors and has not provided a clear explanation as to what “extraordinary circumstances” warrant their continued service on the Board. This appears to be yet another tool for this entrenched Board to maintain the status quo in defiance of the stockholder franchise and we question the Board’s decision to re-nominate Ms. Junck and Mr. Moloney given the clear retirement policy set forth in the Company’s Corporate Governance Guidelines. We further question the ability of the Board to genuinely and independently review the merits of Ms. Junck’s and Mr. Moloney’s continued service given their high degree of control over the Board relating to their lengthy tenures and current positions on the Board’s key committees, and as Chairman and Lead Independent Director, respectively.

Further, we note that, based on publicly available information, neither Ms. Junck nor Mr. Moloney has personally purchased a single share of the Company for more than a decade, since 2011 and 2008, respectively. Instead, the vast majority of their LEE holdings were acquired via equity awards granted during their service as directors and/or employees. Accordingly, we question their continued personal commitment to the Company and whether their economic interests are truly aligned with and acting in the best interest of stockholders.

With long-tenured directors, like Ms. Junck and Mr. Moloney, occupying almost all of the leadership positions in the boardroom, we do not believe the Board is capable of providing appropriate independent oversight of management and serving its critical accountability function. For these reasons, among others, we believe stockholders should send a message to the Board by voting withhold on Ms. Junck and Mr. Moloney at the Annual Meeting.

Under Lee’s Second Amended and Restated By-laws (the “Bylaws”), in an uncontested election of directors, each director’s election requires the vote of a majority of the votes cast with respect to that director. Of note, the Bylaws also contain a director resignation policy for uncontested elections, whereby any incumbent director up for re-election that doesn’t receive a majority of votes cast for their re-election must submit their resignation to the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

Opportunities previously nominated director candidates in November 2021, which the Company invalidated in December 2021 and, following a lawsuit, in February 2022, the Delaware Court of Chancery ruled in favor of the Company. However, in yet another attempt to further entrench the Board, the Company has taken the position that, even though its nominees are running unopposed, the election of directors at the Annual Meeting is “contested,” meaning directors are elected by a plurality of the votes cast and the director resignation policy does not apply. We cannot understand how the Company could make this determination that the election of directors is “contested” when the Company invalidated our director nominees more than two months ago on December 3, 2021. Under the current plurality vote standard, with no opposition, Ms. Junck and Mr. Moloney will be re-elected to the Board even if they are to receive just one vote each. This flies in the face of best governance practices and corporate democracy and disenfranchises all of Lee’s stockholders.

If any of the Company’s nominees are re-elected under the current plurality vote standard, but fail to receive a majority of the votes cast for his or her election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board. In our view, such director’s continued service on the Board would be an egregious violation of best governance practices, and in direct opposition to the will of the stockholders. However, if any of the Company’s nominees are elected under the current plurality voting standard, the determination whether to resign ultimately rests with them alone. Accordingly, there is no guarantee that any of the Company’s nominees would resign if they fail to receive a majority of the votes cast at the Annual Meeting.

We have filed a lawsuit in the Delaware Court of Chancery to litigate the plurality voting standard currently applicable at the Annual Meeting (in favor of a majority voting standard) and moved to expedite to determine what the proper voting standard at the Annual Meeting should be. The outcome of this litigation may affect certain disclosure in this Proxy Statement. As part of our lawsuit, we have asked the Court to order the Company to delay the Annual Meeting to allow both the Company and us to make the necessary edits to our proxy materials to reflect the proper voting standard for the election of directors. Accordingly, we intend to update or supplement our proxy materials and proxy card as necessary to inform stockholders on the outcome of the litigation so that stockholders will have sufficient time to submit a new proxy card should the voting standard of the election of director’s change prior to the Annual Meeting.

We urge you to carefully consider the information contained in the accompanying Proxy Statement and support our efforts by signing, dating and returning the enclosed BLUE proxy card today to WITHHOLD your vote on the re-election of Ms. Junck and Mr. Moloney. The accompanying Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about ______, 2022.

If you have already voted for the Company’s nominees, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated (“Innisfree”), which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support, Strategic Investment Opportunities LLC

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of our proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (866) 239-1762

Banks and Brokers may call collect: (212) 750-5833

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 22, 2022

2022 ANNUAL MEETING OF STOCKHOLDERS
OF
LEE ENTERPRISES, INCORPORATED
_________________________

PROXY STATEMENT
OF
STRATEGIC INVESTMENT OPPORTUNITIES LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD TODAY

Strategic Investment Opportunities LLC (“Opportunities”), an affiliate of Alden Global Capital, LLC (“Alden”) and the other participants in this solicitation (collectively, the “Stockholder Group” or “we”) are significant stockholders of Lee Enterprises, Incorporated, a Delaware corporation (“Lee” or the “Company”), and beneficially own in the aggregate 371,117 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company, constituting approximately 6.2% of the shares of Common Stock outstanding.

This Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about ____________, 2022.

As a significant investor in American newspapers, with platforms including MediaNews Group, Inc. and Tribune Publishing Company, and as a long-term investor in the Company, we have demonstrated a long-standing commitment to investment in the local newspaper business and serving communities with robust independent journalism over the long term. We believe the Company and its news and information platform have untapped potential and, with the right enhanced strategy and improved leadership, can provide significant value for stockholders while improving the quality of journalism for readers and subscribers. Unfortunately, the current Board of Directors’ (the “Board”) decision to prioritize their own interests over the interests of the Company and its stockholders by invalidating our highly qualified director nominees confirms our belief that the current Board lacks the commitment to good corporate governance and has very little, if any, regard for the stockholder franchise. Accordingly, we believe that meaningful change to the composition of the Board is necessary to ensure that the Company is run in a manner consistent with the best interests of Lee’s stockholders.

We are therefore seeking your support at the Company’s 2022 annual meeting of stockholders scheduled to be held on March 10, 2022, at 9:00 a.m., central time, at 4620 E. 53rd Street, Room 120, Davenport, Iowa 52807 (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), to vote WITHHOLD on the election of directors Mary E. Junck and Herbert W. Moloney III (the “Lee Withhold Nominees”) to the Board.

Our BLUE proxy card will also allow stockholders to vote on the following proposals under consideration at the Annual Meeting:

•	The Company’s proposal to ratify the selection of BDO USA, LLP (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ending September 25, 2022; and

•	Such other business that is properly brought before the Annual Meeting.

The Company has a classified Board that is currently composed of eight directors divided into three classes, with directors elected for staggered terms of three years. Based on publicly available information, the terms of three directors currently serving on the Board will expire at the Annual Meeting. Through this Proxy Statement, we are soliciting proxies to vote WITHHOLD on the Lee Withhold Nominees. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

As of the date of this Proxy Statement, the Participants (as defined below) collectively beneficially own 371,117 shares of Common Stock (the “Stockholder Group Shares”). The Participants intend to vote the Stockholder Group Shares to WITHHOLD on the election of the Lee Withhold Nominees and FOR the Company’s proposal to ratify the selection of BDO as the Company’s independent registered public accounting firm for fiscal year 2022. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Opportunities’ recommendations and voting instructions specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting. Please see the “Voting and Proxy Procedures” section of this Proxy Statement and the BLUE proxy card for additional detail.

Please note that the Lee Withhold Nominees are not the nominees of Opportunities and have not consented to be named in this Proxy Statement. Because the Lee Withhold Nominees are not Opportunities’ nominees and have not consented to be named in this Proxy Statement, they are not participants in this solicitation. We can provide no assurance that any of the Lee Withhold Nominees will serve as directors if elected or that any of the Lee Withhold Nominees will submit their resignations if they are elected by a plurality of the votes cast, but fail to receive a majority.

According to the Company’s proxy statement, the Company has set the close of business on January 12, 2022 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 4600 E 53rd Street, Davenport, Iowa, 52807. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 5,874,189 shares of Common Stock outstanding.

MNG Enterprises, Inc. (“MNG Enterprises”), an affiliate of Alden, and certain of its and Alden’s other affiliates, operate in the same business sector as the Company. However, we do not believe that any of MNG Enterprises, Alden, or any of their respective subsidiaries is a competitor of the Company, as none of the foregoing operates in the same local or regional markets as the Company for subscribers and/or advertisement sales.

As discussed in more detail elsewhere in this Proxy Statement, Alden, which, together with certain affiliates, collectively beneficially owns 6.2% of the Company’s common stock, previously submitted a non-binding proposal to acquire the Company. The proposal was rejected by the Board (without any engagement with Alden) and there is no other offer currently pending from Alden or its affiliates. Since the Board has rejected the offer, no Participant nor any of their respective affiliates or associates has a material interest in the matters to be acted upon at the Annual Meeting (other than in their capacities as stockholders of the Company). However, depending on various factors, including, without limitation, Lee’s financial position and strategic direction, actions taken by the Board, price levels of Lee’s securities, conditions in the securities market and general economic and industry conditions, Alden or its affiliates may consider submitting a revised non-binding proposal to acquire the Company on such terms as it deems advisable based on, among other things, the foregoing factors.

THIS SOLICITATION IS BEING MADE BY THE STOCKHOLDER GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TO VOTE WITHHOLD ON THE ELECTION OF MARY E. JUNCK AND HERBERT W. MOLONEY III TO THE BOARD AT THE ANNUAL MEETING.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our proxy card are available at

_______________.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. We urge you to sign, date, and return the enclosed BLUE proxy card today to vote WITHHOLD on the election of Mary E. Junck and Herbert W. Moloney III and in accordance with our recommendations on the other proposal(s) on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to us, c/o Innisfree M&A Incorporated (“Innisfree”), in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of our proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (866) 239-1762

Banks and Brokers may call collect: (212) 750-5833

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•

On January 29, 2020, Opportunities, a Delaware limited liability company, MNG Enterprises, a Delaware corporation, MNG Investment Holdings, LLC, a Delaware limited liability company (“MNG Holdings”), Alden, a Delaware limited liability company, and Heath Freeman (collectively, “MNG”), filed an initial Schedule 13D, disclosing its ownership of 5.9% of the outstanding Common Stock.

•	On June 10, 2020, MNG filed Amendment No. 1 to its Schedule 13D, disclosing its ownership of 7.2% of the outstanding Common Stock.

•	On November 22, 2021, Alden delivered a letter to the Board including a non-binding proposal to acquire the Company for $24.00 per share in cash (the “Alden Proposal”), representing a 30% premium over the closing share price for the Common Stock of $18.49 on Friday, November 19, 2021 (the last trading day prior to the public announcement of Alden’s non-binding proposal). On the same date, Alden also issued a press release including a copy of the Alden Proposal.

•	On November 22, 2021, the Company issued a press release confirming its receipt of the Alden Proposal.

•	On November 22, 2021, Opportunities delivered a letter to the Company’s Secretary and General Counsel requesting the form of questionnaire and written representation and agreement (collectively, the “Nominee Forms”) purportedly required under the Bylaws in connection with a stockholder nomination of candidates for election to the Board.

•	On November 23, 2021, the Company sent a letter to our counsel denying our request for the Nominee Forms on the grounds that we were not a stockholder of record of the Company.

•	On November 23, 2021, MNG filed Amendment No. 2 to its Schedule 13D, disclosing its ownership of 6.1% of the outstanding Common Stock and the delivery of the Alden Proposal to the Company.

•	On November 24, 2021, the Company implemented a shareholder rights plan (commonly referred to as a “poison pill”) designed to deter any stockholder from acquiring beneficial ownership of 10% or more of the Common Stock outstanding (subject to certain exceptions), with a term expiring on November 23, 2022. The Company also issued a press release announcing the adoption of the poison pill and stating that the poison pill was adopted in response to the Alden Proposal.

•	On November 26, 2021, Opportunities delivered a nomination notice to the Company, nominating three candidates for election to the Board (the “Nomination Notice”). Alden also issued a press release announcing its delivery of the Nomination Notice, and expressing its hope that the Board would engage meaningfully and expeditiously with Alden regarding the Alden Proposal and that a proxy contest at the Annual Meeting would prove unnecessary.

•	On November 29, 2021, MNG filed Amendment No. 3 to its Schedule 13D, disclosing its ownership of 6.3% of the outstanding Common Stock and the delivery of the Nomination Notice to the Company by Opportunities.

•	On November 29, 2021, the Company issued a press release acknowledging its receipt of the Nomination Notice.

•	On December 3, 2021, counsel to the Company delivered a letter to Opportunities stating that the Nomination Notice and the director candidate nominations made thereunder were invalid. The letter stated that the purported grounds for the invalidation of the Nomination Notice included that (1) the record holder of the shares beneficially owned by Opportunities, Cede & Co. (the name used by The Depository Trust Company when it holds the shares on behalf of banks and brokers, which in turn hold shares on behalf of their clients), allegedly did not comply with certain of the Company’s nomination notice requirements, and (2) the Nomination Notice did not include the Nominee Forms, which the Company had refused to provide upon our request. The Company also issued a press release announcing that it had determined that the Nomination Notice was invalid.

•	On December 9, 2021, the Company issued a press release announcing that the Board rejected the Alden Proposal. The Company did not engage with us in any manner regarding the Alden Proposal prior to such announcement, or since such announcement.

•	On December 15, 2021, Opportunities filed a complaint against the Company in the Court of Chancery of the State of Delaware seeking, among other things, a finding that the Nomination Notice complies with the nomination notice requirements set forth in Bylaws (to the extent they are valid and enforceable) and a declaration that the nominees included in the Nomination Notice are permitted to stand for election at the Annual Meeting (the “Opportunities Complaint”).

•	On December 16, 2021, MNG filed Amendment No. 4 to its Schedule 13D disclosing its ownership of 6.3% of the outstanding Common Stock and the filing of the Opportunities Complaint.

•	On January 14, 2022, the Company filed its preliminary proxy statement with respect to the Annual Meeting with the SEC.

•	On January 24, 2022, the Company filed its definitive proxy statement with respect to the Annual Meeting with the SEC.

•	On January 27, 2022, Opportunities delivered a letter to the Company withdrawing the nomination of Carlos Salas, one of its original Board candidates, in light of the decision by Opportunities to focus its proxy contest efforts on the replacement of two of the Company’s director nominees, Ms. Junck and Mr. Moloney, both of whom are extremely long-tenured and have been re-nominated in apparent contravention of the Company’s director retirement policy, and whom Opportunities believes should be held accountable for the Company’s poor corporate governance practices and significant underperformance since the acquisition of Berkshire Hathaway's BH Media Group publications in March 2020.

•	On January 27, 2022, the Stockholder Group filed its preliminary proxy statement.

•	On February 8, 2022, the Stockholder Group filed a revised preliminary proxy statement.

•	On the evening of February 14, 2022, the Delaware Court of Chancery ruled that Opportunities did not meet the requirements under the Bylaws to nominate director candidates at the Annual Meeting and, therefore, Opportunities’ nominees could not stand for election at the Annual Meeting.

•	On February 16, 2022, following the Delaware Court of Chancery’s ruling that Opportunities’ nominees could not stand for election at the Annual Meeting, the Stockholder Group filed a revised preliminary proxy statement with the intention of, upon the filing of a definitive proxy statement, soliciting votes from the Company’s stockholders in opposition to the election of Mary E. Junck and Herbert W. Moloney III.

•	Also on February 16, 2022, Opportunities delivered a letter to the Company’s Board highlighting there serious concerns regarding the plurality vote standard at the Annual Meeting. Specifically, Opportunities stated that it was equally concerned and confused by the Company’s determination that the election of directors at the annual meeting was “contested” despite its December 3, 2021 rejection and invalidation of Opportunities’ nominees and, further, the Company’s failure to revisit the voting standard in light of the Delaware Court’s decision confirming the invalidity of Opportunities’ nominees.

•	On February 18, 2022, in a letter delivered to Opportunities, the Company stated that the Board had evaluated Opportunities’ letter and reaffirmed that the plurality voting standard was applicable at the Annual Meeting.

•	On February 21, 2022, Opportunities filed a complaint against the Company in the Court of Chancery of the State of Delaware seeking, among other things, a finding that the Board breached its fiduciary duties in determining that the election of directors at the Annual Meeting is “contested” and subject to a plurality vote standard as well as a Court order that the meeting is “uncontested” a majority vote standard applies to the election of directors.

•	On February 22, 2022, the Stockholder Group filed this revised preliminary proxy statement.

REASONS FOR THE SOLICITATION

The Stockholder Group Believes That Immediate Change Is Needed to Refresh the Company’s Entrenched, Staggered Board

Opportunities, is a significant long-term stockholder of the Company, owning approximately 6.2% of the Company’s outstanding shares of Common Stock. We believe the Company and its news and information platform have untapped potential and, with the right enhanced strategy and improved leadership, can provide significant value for stockholders while improving the quality of journalism for readers and subscribers. Unfortunately, the current Board of Directors’ (the “Board”) apparent decision to prioritize their own interests over the interests of the Company and its stockholders confirms our belief that the current Board lacks the experience and commitment to good corporate governance needed to achieve that end. We believe that a vote to withhold on the election of the Lee Withhold Nominees at the Annual Meeting is necessary to send a strong message to the Board that change is urgently needed on the Board in order to improve the Company’s corporate governance, and put the Company on a path toward enhancing value for all stockholders.

The Company has markedly poor corporate governance in our view. The Company has a classified Board divided into three classes, meaning its directors are only subject to re-election by stockholders once every three years. The inability of stockholders to elect all directors each year insulates the Board from appropriate accountability to stockholders and, we believe, has enabled the Board to take actions to further entrench itself. This includes the Board’s recent adoption of a defensive poison pill and its concerning actions that prevented us from exercising our fundamental rights as a stockholder to nominate and seek the election of candidates to the Board at the Annual Meeting.

The Board includes three directors who have served on the Board for more than 20 years, and a fourth director who has served for over 10 years, each of whom serves in leadership positions on the Board: Mary Junck, current non-independent Chair, former Company CEO and Chair of the Executive Committee; Herbert Moloney III, current Lead Director, Chair of the Executive Compensation Committee and member of the Audit Committee, the Nominating and Corporate Governance Committee and the Executive Committee; Gregory Schermer, former Company employee and Chair of the Nominating and Corporate Governance Committee; and Brent Magid, Chair of the Audit Committee and member of the Executive Compensation Committee. We believe these long-tenured directors have significant influence over the Board and the Company through their leadership positions, and their length of service and prior relationships with the Company outside of their Board service, particularly the three directors who have served for over 20 years, bring into question the ability of these directors to act in a manner truly independent of management.

In addition, as shown in the following table, these directors have presided over years of poor operational and financial performance by the Company.

Cumulative Total Stockholder Returns¹

	Howard Acquisition[2]	Pulitzer Acquisition[3]	5YR	3YR	Berkshire Acquisition[4]
Proxy peer group Average[5]	159%	287%	40%	(9%)	(6%)
S&P 500 Index	506%	449%	136%	84%	48%
Russell 2000 Index	502%	371%	90%	63%	45%
LEE	(94%)	(95%)	(39%)	(20%)	(12%)
LEE underperformance relative to:
Proxy peer group	(253%)	(382%)	(79%)	(12%)	(7%)
S&P 500 Index	(600%)	(544%)	(175%)	(106%)	(60%)
Russell 2000 Index	(596%)	(465%)	(128%)	(84%)	(57%)

(1) Total returns for all periods include dividends, and performance is measured as of November 19, 2021. November 19, 2021 is last trading day prior to the public disclosure of Alden’s non-binding proposal to acquire LEE.

(2) Performance measured since LEE completed acquisition of Howard Publications as of April 1, 2002; Excludes Gannett from Proxy peer group average as it spun off from TEGNA on June 29, 2015 and excludes DallasNews Corporation formerly known as A. H. Belo Corporation from Proxy peer group average as it started trading in the public markets on February 11, 2008.

(3) Performance measured since LEE completed acquisition of Pulitzer as of June 3, 2005; Excludes Gannett from Proxy peer group average as it spun off from TEGNA on June 29, 2015 and excludes DallasNews Corporation formerly known as A. H. Belo Corporation from Proxy peer group average as it started trading in the public markets on February 11, 2008.

(4) Performance measured since LEE announced acquisition of Berkshire Hathaway Newspaper Operations as of January 29, 2020.

(5) Proxy peers include DallasNews Corporation, Gannett Co. Inc., The New York Times Company, and Sinclair Broadcast Group Inc., as disclosed in LEE's 2020 Proxy Statement; Excludes McClatchy, Meredith Corp. and Tribune, Inc., as they are privately held companies.

Source: S&P Capital IQ

Meanwhile, based on publicly available information, neither Ms. Junck nor Mr. Moloney has personally purchased a single share of the Company for more than a decade, since 2011 and 2008, respectively. Instead, the vast majority of their LEE holdings were acquired via equity awards granted during their service as directors and/or employees. Accordingly, we question their continued personal commitment to the Company and whether their economic interests are truly aligned with and acting in the best interest of stockholders.

Further, the Company’s Corporate Governance Guidelines include a director retirement policy effective if a director would be age 70 or older at the time of the election, subject to waiver in “extraordinary circumstances”. Both Ms. Junck and Mr. Moloney will be at or past the retirement age at the time of the Annual Meeting, however, despite their re-nomination being in contravention of the Company’s own policies, the Company has decided to re-nominate both of these directors and has not provided a clear explanation as to what “extraordinary circumstances” warrant their continued service on the Board. This appears to be yet another tool for this entrenched Board to maintain the status quo in defiance of the stockholder franchise and we question the Board’s decision to re-nominate Ms. Junck and Mr. Moloney given the clear retirement policy set forth in the Company’s Corporate Governance Guidelines. We further question the ability of the Board to genuinely and independently review the merits of Ms. Junck’s and Mr. Moloney’s continued service given their high degree of control over the Board relating to their lengthy tenures and current positions on the Board’s key committees and as Chairman and Lead Independent Director, respectively.

With Ms. Junck and Mr. Moloney up for election at the Annual Meeting, the Annual Meeting presents the Company’s stockholders with a critical opportunity to signal to the Board that stockholders are incredibly dissatisfied with the status quo and instill a greater sense of accountability on the Board. The Annual Meeting also presents an opportunity for stockholders to demonstrate their concerns regarding the Company’s operational and financial underperformance. We believe that the Company’s subpar performance can, in large part, be directly attributed to the Company’s poor corporate governance practices and the entrenched mindset of the Board, whose efforts to maintain the status quo have seemed to stand in the way of the Company unlocking its full potential.

As stockholders owning approximately 6.2% of the outstanding Common Stock, we have a vested interest in making certain that the right Board is in place – a Board that will keep stockholders’ best interests at the forefront of Boardroom deliberations; a Board that is willing to explore all potential avenues for maximizing stockholder value; and a Board that is willing to evaluate all strategic alternatives available to the Company that may deliver value to the stockholders.

The Company’s Bylaws contain a director resignation policy in place for uncontested elections, whereby any incumbent director up for re-election that does not receive a majority of votes cast for their re-election must submit their resignation to the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

In yet another attempt to further entrench the Board, the Company has taken the position that, even though its nominees are running unopposed, the election of directors at the Annual Meeting is “contested,” meaning directors are elected by a plurality of the votes cast and the director resignation policy does not apply. We cannot understand how the Company could make this determination that the election of directors is “contested” when the Company invalidated our director nominees more than two months ago on December 3, 2021. Under the current plurality vote standard, with no opposition, Ms. Junck and Mr. Moloney will be re-elected to the Board even if they are to receive just one vote each. This flies in the face of best governance practices and corporate democracy and disenfranchises all of Lee’s stockholders.

Irrespective of the voting standard actually employed for this year’s election of directors, if any of the Company’s nominees are re-elected under the current plurality vote standard, but fail to receive a majority of the votes cast for his or her election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board. While we cannot guarantee that any such director would, in fact, resign, in our view, his or her continued service on the Board would be an egregious violation of best governance practices, and in direct opposition to the will of the stockholders. To that end, we believe that a vote to WITHHOLD on the election of the Lee Withhold Nominees is appropriate now more than ever.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company has a classified Board that is currently composed of eight directors divided into three classes, with directors elected for staggered terms of three years. According to the Company’s proxy statement for the Annual Meeting, the terms of three directors currently serving on the Board will expire at the Annual Meeting, and the Company intends to nominate three candidates for election as directors at the Annual Meeting.

For the reasons stated above, we are seeking your support at the Annual Meeting to vote WITHHOLD on the election of Mary E. Junck and Herbert W. Moloney III.

The Company claims that the election of directors at the Annual Meeting is a “contested election” under its Bylaws and, accordingly the Company has adopted a plurality vote standard for the election of directors at the Annual Meeting. Under the plurality voting provisions of the Bylaws, directors will be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. Therefore, the three nominees for director who receive the most votes cast by the shares represented in person or by proxy at the Annual Meeting and entitled to vote in the election will be elected at the Annual Meeting.

Please note that the Lee Withhold Nominees are not the nominees of the Stockholder Group, have not consented to be named in these proxy materials, and are the nominees of Lee. Because the Lee Withhold Nominees are not the Stockholder Group’s nominees and have not consented to be named in this proxy statement, they are not participants in this solicitation. We can provide no assurance that any of the Lee Withhold Nominees will serve as directors if elected. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

WE STRONGLY URGE YOU TO VOTE “WITHHOLD” ON THE ELECTION OF MARY E. JUNCK AND HERBERT W. MOLONEY III ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL 2

RATIFICATION OF SELECTION OF BDO USA, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board (the “Audit Committee”) has appointed BDO as the Company’s independent registered public accounting firm for the Company’s fiscal year 2022.

According to the Company’s proxy statement, the Bylaws do not require that the Company’s stockholders ratify the appointment of BDO as the Company’s independent registered public accounting firm, but the Board is requesting the stockholders to ratify this appointment as a means of soliciting stockholders’ opinions and as a matter of good corporate practice. According to the Company’s proxy statement, if the stockholders do not ratify the appointment, the Audit Committee will consider any information submitted by the stockholders in determining whether to retain BDO as the Company’s independent registered public accounting firm for 2022. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that a change would be in the best interests of the Company and its stockholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF BDO AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2022, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. According to the Company’s proxy statement, each share of our Common Stock has one vote on each proposal at the Annual Meeting.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted WITHHOLD on the election of the Lee Withhold Nominees and FOR the ratification of BDO as the Company’s independent registered public accounting firm for fiscal year 2022.

According to the Company’s proxy statement for the Annual Meeting, the terms of three directors currently serving on the Board will expire at the Annual Meeting, and the Company intends to nominate three candidates for election as directors at the Annual Meeting. This Proxy Statement does not include authority to vote for the Lee Withhold Nominees. Should you choose to vote in favor of either of Ms. Junck or Mr. Moloney you must use the Company’s proxy card. Please note that the Lee Withhold Nominees are not the nominees of the Stockholder Group, have not consented to be named in this Proxy Statement, and are the nominees of Lee. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. We can provide no assurance that any of the Lee Withhold Nominees will serve as directors if elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, the presence, in person or by proxy, of the holders of at least a majority of the shares entitled to vote at the Annual Meeting will be considered a quorum for the transaction of business.

According to the Company’s proxy statement, abstentions and broker non-votes (if any) are counted as present for purposes of establishing a quorum at the Annual Meeting. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record or hold your shares in street name, such as in a stock brokerage account or through a bank or other nominee, you may vote in the following ways: by phone; by internet; by mail or by attending the meeting and voting.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ Under the Bylaws, the Company has adopted a plurality vote standard for contested director elections and majority vote standard for uncontested director elections. According to the Company’s proxy statement, directors will be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. Therefore, the three nominees for director who receive the most votes cast by the shares represented in person or by proxy at the Annual Meeting and entitled to vote in the election will be elected at the Annual Meeting.

We have filed a lawsuit in the Delaware Court of Chancery to litigate the plurality voting standard currently applicable at the Annual Meeting (in favor of a majority voting standard) and moved to expedite to determine what the proper voting standard at the Annual Meeting should be. The outcome of this litigation may affect certain disclosure in this Proxy Statement. As part of our lawsuit, we have asked the Court to order the Company to delay the Annual Meeting to allow both the Company and us to make the necessary edits to our proxy materials to reflect the proper voting standard for the election of directors. Accordingly, we intend to update or supplement our proxy materials and proxy card as necessary to inform stockholders on the outcome of the litigation so that stockholders will have sufficient time to submit a new proxy card should the voting standard of the election of director’s change prior to the Annual Meeting.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock, represented in person or by proxy at the Annual Meeting and entitled to vote on the matter, is required to ratify the selection of BDO.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Opportunities’ recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Opportunities in care of Innisfree at the address set forth on the back cover of this Proxy Statement or to the Company at 4600 E 53rd Street, Davenport, Iowa, 52807 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Opportunities in care of Innisfree at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Innisfree may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for a vote to withhold on the Lee Withhold Nominees.

IF YOU WISH TO VOTE WITHHOLD ON THE ELECTION OF MARY E. JUNCK AND HERBERT W. MOLONEY III TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of the Stockholder Group (as applicable), none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation.

Opportunities has entered into an agreement with Innisfree for solicitation and advisory services in connection with this solicitation, for which Innisfree will receive a fee not to exceed $300,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Opportunities has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock on whose behalf they hold shares. Opportunities will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree will employ approximately 20 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Opportunities. Costs of this solicitation of proxies are currently estimated to be approximately $___________ (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Opportunities estimates that through the date of this Proxy Statement its expenses in connection with this solicitation are approximately $___________. To the extent legally permissible, if Opportunities is successful in its proxy solicitation, Opportunities intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Opportunities does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in the solicitation are anticipated to be Opportunities, MNG Enterprises, MNG Holdings, Alden and Heath Freeman (each, a “Participant” and collectively, the “Participants”).

The principal business of Opportunities is investing in securities and related instruments. The principal business of MNG Enterprises is to serve as the parent company and manager of MediaNews Group, Inc., a leading newspaper publisher in local, multi-platform news and information. The principal business of MNG Holdings is to serve as the managing member of Opportunities. The principal business of Alden is investment management. The principal occupation of Mr. Freeman is serving as the President of Alden.

The principal business address of each of Opportunities, MNG Enterprises and MNG Holdings is 5990 Washington Street, Denver, Colorado 80216. The principal business address of each of Alden and Mr. Freeman is 777 South Flagler Drive, Suite 800W, West Palm Beach, Florida 33401.

Mr. Freeman is a citizen of the United States of America.

See Schedule III for information regarding the executive officers and directors of MNG Enterprises, MNG Holdings, Opportunities and Alden.

As of the date of this Proxy Statement, Opportunities directly beneficially owns 371,117 shares of Common Stock. MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. MNG Enterprises, as the sole member of MNG Holdings, may be deemed the beneficial holder of the 371,117 shares of Common Stock owned directly by Opportunities. Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG Enterprises, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities.

The members of MNG may be deemed to be a member of a “group” with the other respective members therein for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 371,117 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each of the Participants disclaims beneficial ownership of shares of Common Stock that he, she or it does not directly own. For information regarding transactions in the securities of the Company during the past two years by the Participants, please see Schedule I.

The shares of Common Stock purchased by Opportunities were purchased with working capital.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which we are not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Innisfree, at the address set forth on the back cover of this Proxy Statement, or call toll free at (866) 239-1762. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to our knowledge.

This Proxy Statement is dated ____________, 2022. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, proposals of stockholders in accordance with Rule 14a-8 of the Exchange Act to be presented at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) must be submitted to the Company, at the address shown on the cover of the Company’s proxy statement, sent by registered, certified or express mail, to be considered for inclusion in the Company’s proxy statement and form of proxy relating to that meeting by no later than September 26, 2022.

According to the Company’s proxy statement, under the proxy access provision in the Bylaws, an eligible stockholder or group of up to 20 stockholders owning at least 3% of the Common Stock continuously for three years to nominate up to two individuals or 20% of the Board, whichever is greater, for election at the 2023 Annual Meeting, and to have those individuals included in the Company’s proxy statement for that meeting. If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in the Company’s proxy statement for the 2023 Annual Meeting pursuant to these proxy access provisions in Article II, Section 12 of the Bylaws, notice must be received by the Secretary of the Company at the Company’s principal executive offices no earlier than August 26, 2022 and no later than September 26, 2022, and the nomination must otherwise comply with the Bylaws.

According to the Company’s proxy statement, stockholders who want to nominate individuals to serve as directors or to bring business before the 2023 Annual Meeting (other than nominations pursuant to the Company’s proxy access bylaw or a stockholder proposal in accordance with Rule 14a-8), must notify the Secretary of the Company in writing and provide the information required by Article II, Section 2 of the Bylaws. The notice must be delivered to, or mailed and received at the address of the Company shown on the cover of the Company’s proxy statement, between November 10, 2022 and December 9, 2022.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2023 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

________________

Your vote is important. No matter how many or how few shares you own, please vote withhold on the Lee Withhold Nominees by marking, signing, dating and mailing the enclosed BLUE proxy card promptly.

Strategic Investment Opportunities LLC

_________________, 2022

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)[1]	Date of Purchase / Sale

STRATEGIC INVESTMENT OPPORTUNITIES LLC

Purchase of Common Stock	350,000	06/05/2020
Purchase of Common Stock	81,700	06/08/2020
Purchase of Common Stock	10,700	06/09/2020
Purchase of Common Stock	80,000	06/10/2020
Sale of Common Stock	(200)	06/23/2021
Sale of Common Stock	(863)	06/25/2021
Sale of Common Stock	(993)	08/05/2021
Sale of Common Stock	(4,200)	08/06/2021
Sale of Common Stock	(1,756)	08/09/2021
Sale of Common Stock	(1,200)	08/10/2021
Sale of Common Stock	(1,700)	08/11/2021
Sale of Common Stock	(2,880)	09/14/2021
Sale of Common Stock	(5,087)	09/15/2021
Sale of Common Stock	(879)	09/16/2021
Sale of Common Stock	(3,000)	09/20/2021
Sale of Common Stock	(3,923)	09/21/2021
Sale of Common Stock	(10,186)	09/22/2021
Sale of Common Stock	(4,531)	09/23/2021
Sale of Common Stock	(2,546)	09/24/2021
Sale of Common Stock	(7,006)	09/27/2021
Purchase of Common Stock	12,097	11/23/2021

_____________________________

1 Transactions set forth herein occurring prior to March 15, 2021, were effected prior to the Company’s 10-1 reverse stock split.

 I-1

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on January 24, 2022.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth information as of January 12, 2022, except as set forth below, as to each person known by us to own beneficially more than 5% of our Common Stock.

Name and Address of Beneficial Owner		Title of Class	Shares of Common Stock	Percent of Class

Cannell Capital, LLC(1)	245 Meriwether Circle, Alta, WY 83414	Common Stock	483,267	8.23%

Praetorian Capital Management LLC(2)	330 Mangrove Thicket Blvd., Ponte Vedra,FL 32081	Common Stock	430,000	7.32%

Strategic Investment Opportunities LLC(3)	5990 Washington St., Denver, CO 80202	Common Stock	371,117	6.32%

(1) Information is based solely on a report on Schedule 13D/A filed jointly by Cannell Capital LLC and J. Carlo Cannell with the SEC on September 23, 2021. According to the Schedule 13D/A, Mr. Cannell is the sole managing member of Cannell Capital LLC, which possesses the sole power to vote and to direct the disposition of the 483,267 reported shares held by certain investment vehicles (of which Mr. Cannell is the investment adviser).

(2) Information is based solely on a report on Schedule 13D, filed jointly by Praetorian Capital Fund LLC and Praetorian Capital Management LLC with the SEC on December 8, 2021. According to the Schedule 13D, (i) Praetorian Capital Fund LLC has shared voting and dispositive power with respect to 353,721 of the reported shares; and (ii) Praetorian Capital Management LLC, the investment adviser to Praetorian Capital Fund LLC, has (x) sole voting and dispositive power with respect to 353,721 of the reported shares and (y) shared voting and dispositive power with a private third-party pursuant to an arrangement with respect to 76,279 of the reported shares.

(3) Information is based solely on a report on Schedule 13D/A filed jointly by MNG Enterprises, Inc., MNG Investment Holdings, LLC, Strategic Investment Opportunities LLC, Alden Global Capital, LLC, and Heath Freeman with the SEC on December 16, 2021. According to the Schedule 13D/A, each reporting person may be deemed to share voting and dispositive power for all 371,117 of the reported shares.

The following table sets forth information as to our Common Stock beneficially owned as of January 12, 2022, by each director and nominee, each of the NEOs listed in the Summary Compensation Table, and by all of our current directors (including the directors up for election at the Annual Meeting) and executive officers as a group:

Beneficial Owner(1)	Shares of Common Stock	Percent of Class
Ray G. Farris(2)	22,716	*
Steven C. Fletcher	6,804	*
Mary E. Junck(3)	175,664	3.0%
Margaret R. Liberman	5,804	*
Brent M. Magid	14,641
Timothy R. Millage	21,817
Kevin D. Mowbray(2)	110,316	1.9%
Herbert W. Moloney III	15,978	*
David T. Pearson	4,804	*
Gregory P. Schermer(4)	140,781	2.4%
All current directors and executive officers as a group (15 persons)(2)(3)(4)(5)	602,443	10.2%

*  Less than one percent of the class.

(1) Unless otherwise indicated in Appendix A, the business address of each Beneficial Owner is c/o Lee Enterprises, Incorporated, 4600 E. 53rd St., Davenport, Iowa 52807.

(2) The table includes the following shares of Common Stock subject to acquisition within 60 days by the exercise of outstanding stock options: Mr. Mowbray — 8,000 and all current directors and executive officers as a group (15 persons) — 15,825.

(3) 84,500 shares of Common Stock beneficially owned by Ms. Junck are held in joint tenancy with her spouse.

(4) Mr. Schermer disclaims beneficial ownership of the following shares, included above — 3,182 shares of Common Stock held by a trust for the benefit of his son, 2,782 shares of Common Stock held by a trust for the benefit of a daughter and 4,764 shares of Common Stock held by separate trusts for the benefit of two other daughters as to which Mr. Schermer shares voting and investment authority.

(5) None of the shares shown in the table as beneficially owned by current directors and executive officers is hedged or pledged as security for any obligation. The Board has not adopted, and the Company does not have, any specific practices or policies regarding the ability of the officers and directors of the Company, as well as employees of the Company, or any of their designees, to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities.

Equity Compensation Plan Information

Information as of September 26, 2021 with respect to equity compensation plans is as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)(1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (Dollars) (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares in column A)(2)(3)
Equity compensation plans approved by shareholders	35,735	11.40	332,360

(1) LTIP.

(2) Includes the number of securities remaining available for future issuance under our LTIP.

(3) Those securities not issued as a result of cancellation, forfeiture, or surrender of previously outstanding options or adjustment of target restricted stock awards remain available for issuance, at the discretion of the Executive Compensation Committee, under the LTIP. Such shares are excluded from the total presented as the amount cannot be ascertained. Unvested restricted stock awards are not included in the number of shares presented as they are no longer available for future issuance once granted.

Additional information is set forth under the captions “Grants of Plan-Based Awards”, “Outstanding Equity Awards at September 26, 2021,” and “Option Exercises and Stock Vested”.

SCHEDULE III

Set forth below is the name and present principal business, occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of the MNG Enterprises, MNG Holdings, Opportunities and Alden. To the best of Opportunities’ knowledge, except as set forth herein, none of the persons listed below beneficially owns any securities of the Company or is a party to any contract, agreement or understanding required to be disclosed herein.

Directors and Officers of MNG Enterprises

Unless otherwise indicated below: (i) each occupation set forth opposite an individual’s name refers to employment with MNG Enterprises, and (ii) for each person, the business address is 5990 Washington St., Denver, CO 80216.

Name	Present Position with MNG Enterprises (or Other Principal Occupation or Employment)	Address of Employer if other than MNG Enterprises
Maz Akram	Director
Heath Freeman	Director	c/o Alden Global Capital LLC 777 South Flagler Drive Suite 800W West Palm Beach, Florida 33401
R. Joseph Fuchs	Director	98 Herrick Road Southhampton, NY 11968
Christopher Minnetian	Director	1 Engle Street, Suite 201 Englewood, NJ 07631
Martin Wade	Director	422 Berkley Road Stone Harbor, NJ 08247
Guy Gilmore	Chief Operating Officer	5990 Washington St. Denver, CO 80216
Michael Koren	Senior Vice President, Chief Financial Officer	5990 Washington St. Denver, CO 80216
Marshall Anstandig	Senior Vice President, General Counsel and Secretary	4 North 2nd Street, Suite 700 San Jose, CA 95113

 III-1

Directors and Officers of MNG Holdings

Unless otherwise indicated below: (i) each occupation set forth opposite an individual’s name refers to employment with MNG Holdings, and (ii) for each person, the business address is 101 W. Colfax Avenue, Denver, CO 80202.

Name	Present Position with MNG Holdings (or Other Principal Occupation or Employment)	Address of Employer if other than MNG Holdings
Michael Koren	Chief Financial Officer	5990 Washington St. Denver, CO 80216
Marshall Anstandig	General Counsel and Secretary	4 North 2nd Street, Suite 700 San Jose, CA 95113

Directors and Officers of Opportunities

Unless otherwise indicated below: (i) each occupation set forth opposite an individual’s name refers to employment with Opportunities, and (ii) for each person, the business address is 5990 Washington St., Denver, CO 80216.

Name	Present Position with Opportunities (or Other Principal Occupation or Employment)	Address of Employer if other than Opportunities
Michael Koren	Senior Vice President, Chief Financial Officer	5990 Washington St. Denver, CO 80216
Marshall Anstandig	Senior Vice President, General Counsel and Secretary	4 North 2nd Street, Suite 700 San Jose, CA 95113

Directors and Officers of Alden

Unless otherwise indicated below: (i) each occupation set forth opposite an individual’s name refers to employment with Alden, and (ii) for each person, the business address is 777 South Flagler Drive, Suite 800W, West Palm Beach, FL 33401.

Name	Present Position with Alden (or Other Principal Occupation or Employment)	Address of Employer if other than Alden
Heath Freeman	President
Joshua Kleban	Chief Financial Officer
Michael Monticciolo	Chief Legal Officer and Chief Compliance Officer

 III-2

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Opportunities your proxy to vote WITHHOLD on the election of the Lee Withhold Nominees and in accordance with Opportunities’ recommendations on the other proposal(s) on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;

•	DATING the enclosed BLUE proxy card; and

•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of our proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (866) 239-1762

Banks and Brokers may call collect: (212) 750-5833

 III-3

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 22, 2022

LEE ENTERPRISES, INCORPORATED

2022 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STRATEGIC INVESTMENT OPPORTUNITIES LLC AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF LEE ENTERPRISES, INCORPORATED
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Heath Freeman, Scott Winter, Jonathan Salzberger and Andrew M. Freedman, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Lee Enterprises, Incorporated (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 annual meeting of stockholders of the Company scheduled to be held on March 10, 2022, at 9:00 a.m., local time, at 4620 E. 53rd Street, Room 120, Davenport, Iowa 52807 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Strategic Investment Opportunities LLC (“Opportunities”) a reasonable time before this solicitation. STOCKHOLDERS ARE ADVISED THAT THE COMPANY NOMINEES ARE NOT THE NOMINEES OF OPPORTUNITIES, HAVE NOT CONSENTED TO BE NAMED IN THESE PROXY MATERIALS, AND ARE THE NOMINEES OF THE COMPANY. BECAUSE THE COMPANY NOMINEES ARE NOT OPPORTUNITIES’S NOMINEES AND HAVE NOT CONSENTED TO BE NAMED IN THIS PROXY STATEMENT, THEY ARE NOT PARTICIPANTS IN THIS SOLICITATION.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “WITHHOLD” ON THE ELECTION OF MARY E. JUNCK AND HERBERT W. MOLONEY III, “FOR” THE OTHER COMPANY NOMINEE, AND “FOR” PROPOSAL 2.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Opportunities’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

OPPORTUNITIES STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “WITHHOLD” ON THE ELECTION OF MARY E. JUNCK AND HERBERT W. MOLONEY III LISTED BELOW IN PROPOSAL 1. OPPORTUNITIES MAKES NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE OTHER COMPANY NOMINEE OR PROPOSAL 2.

1.	Election of Directors.

		WITHHOLD ON MARY E JUNCK AND HERBERT W MOLONEY III AND FOR THE OTHER COMPANY NOMINEE	WITHHOLD ON ALL COMPANY NOMINEES	WITHHOLD ON ALL COMPANY NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Mary E. Junck Herbert W. Moloney III Kevin D. Mowbray	☐	☐	☐ ________________ ________________

Opportunities intends to use this proxy to vote “WITHHOLD” on Ms. Junck and Mr. Moloney. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

INSTRUCTIONS: If you do not wish for your shares to be voted “WITHHOLD” on a particular nominee, mark the “WITHHOLD ON ALL COMPANY NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do support on the line(s) above. Your shares of common stock will be voted withhold on the remaining nominee(s).

2.	The Company’s proposal to ratify the selection of BDO USA, LLP as the Company’s independent registered public accounting firm for fiscal year 2022.

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________, 2022

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.